EXHIBIT 21.1

FINJAN HOLDINGS, INC.

LIST OF SUBSIDIARIES AS OF DECEMBER 31, 2013

Name of Entity	State of Incorporation
I. Finjan Holdings, Inc.	Delaware
A. Finjan, Inc.	Delaware
B. Converted Organics of California, LLC	California
C. Converted Organics of Woodbridge, LLC	New Jersey
D. Converted Organics of Mississippi LLC	Mississippi